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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lebanese Air Force selects A-29 Super Tucano for Close Air Support role

Dubai, November 9, 2015 – The Republic of Lebanon today confirmed the acquisition of six A-29 Super Tucano turboprop aircraft from Embraer Defense & Security and Sierra Nevada Corporation. The contract includes logistics support for aircraft operation as well as a complete training system for Lebanese Air Force pilots and mechanics. The sale was approved in June by the U.S. State Department.

The aircraft sale is part of a larger, more comprehensive package, including infrastructure improvements, that will be fulfilled by other parties not involved in the Embraer/SNC partnership. The planes, which are currently in operation with 10 Air Forces around the world, will be built in the Jacksonville, Florida.

“The selection of the A-29 by the Lebanese Air Force is a great testament to the superiority of the Super Tucano and its ability to meet the challenges of the operating theater in the Middle East,” said Jackson Schneider, president and CEO of Embraer Defense & Security. “The Super Tucano is the best and most capable aircraft in the market with a proven record of success with Air Forces around the world.”

The A-29 Super Tucano is a durable, versatile and powerful turboprop aircraft capable of carrying out a wide range of light air support (LAS) missions, even operating from unimproved runways. Due to its original concept design, high speed and excellent maneuverability, the Super Tucano is the only aircraft in its class to present superb cockpit visibility, extremely high efficiency and low vulnerability in the close air support role. The blend of advanced, robust and redundant systems allows the aircraft to outmaneuver and outperform nearly any competitor in its class.

“We are excited at the opportunity to provide Lebanon with these aircraft, which are proving to be an innovative and cost-effective solution for demanding military organizations around the world.  It is ideal for the missions and operational environment faced by Lebanon and a host of other nations. We look forward to helping the Lebanese achieve a modern Air Force through use of the A-29 Super Tucano,” said Taco Gilbert, vice president of business development for SNC’s ISR business area.

After more than 10 years in service, the Super Tucano has gained an excellent performance record, earning Embraer more than 230 firm orders. With more than 140 certified load configurations, it is equipped with advanced electronic, electro-optic, infrared and laser system technologies, as well as secure radio systems with data links and unrivalled munitions capacity.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Embraer Defense & Security

Leader in the aerospace and defense industry of Latin America, Embraer Defense & Security offers a complete line of integrated solutions such as C4I (Command, Control, Communication, Computers and Intelligence Center) applications, leading edge technologies in the production of radars, advanced information and communication systems, integrated systems for border monitoring and surveillance, as well as military and government transportation aircraft. With a growing presence on the global market, Embraer Defense & Security products are present in more than 60 countries.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer